Exhibit 99.7

Imperial Tobacco Group PLC

Trading Update – 20 September 2005

Speaking today at a pre-close trading update, Gareth Davis, Chief Executive, will confirm that Imperial Tobacco Group’s overall performance for the financial year to 30 September 2005 remains in line with management’s expectations at the time of the interim results announcement in April.

Trading Highlights

As the market leader, we have continued to perform well in the UK.  We maintained our cigarette share in a market which declined by around 4% whilst our fine cut tobacco share continued to grow.

In Germany, we have delivered good improvements in profit despite the ongoing impact of successive tax increases on market volumes. We have increased our cigarette share and seen our fine cut tobacco volumes continue to benefit from the growth in the sector.

On 14 July Advocate General Jacobs of the European Court of Justice (ECJ) published his opinion and stated that the Singles category should be taxed as cigarettes.  We expect the final ECJ ruling later in the calendar year.

A further tax increase of 1.2 eurocents per cigarette was implemented by the German government on 1 September.  At that time, we passed on the tax rise by reducing pack sizes from 19 to 17 cigarettes and lowering the retail price by 20 eurocents.

We continued to grow cigarette shares in the Rest of Western Europe, with particularly good performances in Spain, Italy, Greece and The Netherlands, complementing our regional strength in fine cut tobacco.

In the Rest of the World region, we have benefited from an improving volume trend in a number of markets across Eastern Europe, Asia, Africa and the Middle East, helped by increased investment, particularly in Eastern Europe.

Although pressures in some Central European markets persisted, the second half has seen some recovery in our market shares following a number of encouraging brand launches. We are enhancing our presence in this region by extending our geographic platform and product base in Scandinavia. We have recently acquired a 43.5% stake in the Swedish snus company, Skruf. Our focus will be on working with Skruf to continue the profitable development of the business and leveraging other Imperial Tobacco products through their established selling operation. The consideration of £6 million was satisfied in cash with a commitment to purchase the balance of the shares by mid 2009. The acquisition will be accounted for as a 100% owned subsidiary to reflect the substance of the transaction.

During the year we have maintained our focus on cost reduction and have continued to review our global manufacturing portfolio in order to remain competitive by enhancing productivity and improving efficiencies. During the year we closed our Dublin cigarette factory and our Montreal filter tubes factory.

Since commencing our share buyback programme on 23 February, we have acquired 13.5m shares, representing 1.9% of those in issue, for £199 million at an average price of £14.75.

Commenting on performance, Gareth Davis said:

“We have built on the positive profit momentum of our first half with good performances in many markets including encouraging volume uplifts in Southern and Eastern Europe, the Middle East and Asia.

“We are well placed to continue to deliver sustainable growth for our shareholders, leveraging our brands across our geographic footprint, underpinned by our ongoing focus on cost efficiencies.”

Full year results for the year ended 30 September 2005, will be announced on Tuesday, 1 November 2005.

Enquiries

Alex Parsons	Mobile 07967467241
Group Media Relations Manager

Simon Evans	Office 0117 933 7375
Group Media Relations Executive

Nicola Tate	Office 0117 933 7082
Investor Relations	Mobile 07967467082

John Nelson-Smith	Office 0117 933 7032
Investor Relations	Mobile 07919391866

Note:  The trading update will include a presentation on our main Central European markets which will be available on our website www.imperial-tobacco.com from 16.30 today.

Copies of our announcements are available on our website:  www.imperial-tobacco.com